SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ENERGYTEK CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29277L108
(CUSIP Number)

September 13, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stockbridge Enterprises, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 63,235,537 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 63,235,537 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,235,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2% (2)
12	TYPE OF REPORTING PERSON PN

(1) Represents 59,236,367 shares of common stock and 3,999,170 warrants held by Stockbridge Enterprises, L.P., of which Mr. Mitchell Saltz, through his affiliated entities, is manager.
(2) Based upon 441,087,964 shares reported by the issuer as outstanding following the merger of the issuer's subsidiary and related financing transactions which closed on September 13, 2016.

ITEM 1.

(a)	Name of Issuer: EnergyTek Corp., a Nevada Corporation
(b)	Address of Issuer's Principal Executive Offices: 7960 E. Camelback, #511, Scottsdale Arizona 85251.

ITEM 2.

(a)	This statement is filed by Stockbridge Enterprises, L.P., referred to herein as the "Reporting Person."

(b)	Address of Principal Business Office or, if none, Residence: 1375 North Scottsdale Road, Suite 140, Scottsdale Arizona 85257.

(c)	Citizenship: Nevada.

(d)	Title of Class of Securities: Common Stock, $0.001 value per share (the "Common Stock)

(e)	CUSIP Number: 29277L108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for and incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.    CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016

Stockbridge Enterprises, L.P.

By:	/s/ Mitchell A. Saltz
Name: Mitchell A. Saltz, Manager